**Skanska AB**

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

09046805

SUPPL

August 10, 2009

Our contact
Petter Mattsson

SEC
Mail Processing
Section

AUG 17 2009

Washington, DC
121

**Re: File Number 82-34932, Skanska AB**

Please find enclosed our Press Releases published on July 31 and August 3, 2009.

Best regards,

Skanska AB

Petter Mattsson

| Published | Item | Document name | Required by |
|---|---|---|---|
| July 31, 2009 | Press Release | Skanska awarded its first U.S. stimulus contracts for USD 95 M, about SEK 720 M | law and by the listing agreement with Stockholm Stock Exchange |
| August 3, 2009 | Press Release | Skanska to build motorway and railway in Western Sweden for SEK 520 M | law and by the listing agreement with Stockholm Stock Exchange |

SKANSKA

# Press Release

July 31, 2009
08:30 am CET

## Skanska awarded its first U.S. stimulus contracts for USD 95 M, about SEK 720 M

Skanska has been awarded its first fully funded American Recovery and Reinvestment and Act (ARRA) contracts, for renovation and modernization of the Dr. A.H. McCoy Federal Building in Jackson, Mississippi, and the George C. Young Courthouse and Federal Building in Orlando, Florida. The total value of these contracts amounts to USD 95 M, about SEK 720 M, which will be included in order bookings for the third quarter. The client is the General Services Administration (GSA).

The 15-story, 37,200 square meter renovation and modernization project of the Dr. A.H. McCoy Federal Building in Jackson, worth USD 60 M, about SEK 455 M, will begin its fast-track, design assist program in late August with a targeted completion in late 2012. The facility will incorporate green design concepts to achieve LEED® Silver certification from the United States Green Building Council. Skanska will work collaboratively with the project team to ensure the goals of the ARRA are met.

Skanska has also been awarded the modernization of the George C. Young Courthouse and Federal Building in Orlando, Florida. The 6-story, 17,500 square meter renovation and modernization project has been budgeted at USD 35 M, about SEK 265 M, and will begin in early 2010. Expected completion is late 2012. The project will also seek a LEED ® Silver certification.

Both of these projects will be focused upon delivering the goals of the Recovery Act of 2009.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

**For further information please contact:**

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.*

*Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.*

SKANSKA

# Press Release

August 3, 2009
8:30 am CET

## Skanska to build motorway and railway in Western Sweden for SEK 520 M

Skanska has been contracted to expand the road E45 to motorway (four lane road) and to expand the railway with a second rail track on parts of the phase Bohus-Nödinge in Western Sweden. The contract amounts to SEK 520 M, which is included in order bookings for the third quarter of 2009. The customer is the Swedish Rail Administration and the Swedish Road Administration in cooperation and the procurement has been handled by the Swedish Road Administration.

The contract is a part of BanaVäg (RailRoad) in Western Sweden, a cooperation project between the rail and road administrations to handle the expansion to motorway and dual rail track standards for road E45 and Norway/Lake Vänern railroad between Agnesberg and Älvängen. The investment is a part of the expansion of communications between Gothenburg and Trollhättan.

Skanska's contract includes ground works and improvements for 3.4 kilometers of new dual track railroad and expansion of road E45 to motorway standard on a 3.2 kilometer stretch. The project also includes refurbishment of the Jordfall bridge and a new intersection at Bohus in two levels with about 1,000 meters of new access roads. A local road is also expanded along the entire stretch and noise barriers will be erected.

Work will be performed by Skanska Sweden and will begin in August and is scheduled to be completed in December 2012. Existing train and road traffic will remain unaffected during the entire construction period.

Skanska Sweden is one of the largest construction companies in Sweden, with operations in the building and civil engineering area. The company has approximately 10,000 employees and generated revenues totaling about SEK 30 billion in 2008. In Sweden, Skanska is also active in the development of residential and commercial premises.

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**For further information please contact:**

Kenneth Nilsson, Executive Vice President, Skanska Sweden,
tel +46 70 633 81 90
Per-Lennart Berg, Press Spokesman, Skanska, tel +46 10 448 88 28
Direct line for media: +46 10 448 88 99

*This and previous releases can also be found at www.skanska.com*

*Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.*

*Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.*